Exhibit 99.3

Employee FAQ

1.	What was announced today?

Eli Lilly and Company (“Lilly”) and Morphic Holding, Inc. (“Morphic”) announced an agreement for Lilly to acquire Morphic for $57.00 per share, representing a total equity value of approximately $3.2 billion.

2.	Why does Lilly want to acquire Morphic?

Lilly was looking for opportunities to expand the breadth of its immunology portfolio and build upon its strong foundation in gastroenterology, where it has made significant investments to deliver medicines for the benefit of patients. Lilly is seeking to enhance its efforts to improve outcomes for people affected by debilitating chronic conditions, such as IBD. Lilly recognized Morphic’s promising pipeline, our talented workforce and our passion for innovation.

3.	Why is this the right time for Morphic to be acquired?

We believe that, in order to make our product candidates available to the largest number of patients as quickly as possible, we would need access to greatly expanded resources, the scale and global footprint of a global medicines company, and a team that is also committed to obtaining the best outcomes for patients.

4.	Why is Lilly the right acquirer for Morphic?

Lilly brings significant expertise in the immunology space and has a track record of developing innovative medicines that is among the best in our industry. In addition, they are a great team that we believe fits well with ours.

5.	When will more information about the transaction and the background to the transaction be available?

Lilly will initiate the tender offer process with a public filing of a tender offer document within 10 business days, and Morphic will make its own public filing at the same time. We encourage you to review these documents for additional information about the transaction and the background on the transaction when they become available.

6.	How will Morphic be integrated into Lilly, and when will we receive more information on timelines and integration plans? How will this transaction impact Morphic employees?

It’s still early and the details for bringing together our organizations will be determined as part of our integration planning process, which we expect further clarity on over the coming weeks. For the time being, it is business as usual and we need to do our best to remain focused on our day-to-day work, keeping in mind the same scientific rigor and patient focus that has driven everything we have done to date. We will provide more detailed information in the coming weeks.

7.	Will Morphic leadership join Lilly?

There is still a lot to work out as we move toward the completion of the transaction. The integration planning is in process, and we expect further clarity over the coming weeks. For now, our leadership team at Morphic will remain in their current roles.

8.	Will Lilly maintain the Morphic headquarters? What about Morphic’s name and brand?

There is still a lot to work out as we move toward the completion of the transaction. The integration planning is in process, and we expect further clarity over the coming weeks.

9.	What is a tender offer? What are the next steps in this process? How do I tender my shares?

A tender offer is a public bid for shareholders to sell their stock. All Morphic shareholders will be given an opportunity to “tender,” or sell their stock for $57.00 per share, within a specific timeframe.

All Morphic shareholders will receive information regarding the terms of the tender offer and instructions on how to tender their shares.

10.	When will the tender offer and transaction become final?

We currently anticipate that the tender offer and acquisition will be completed in the third quarter of 2024, subject to customary closing conditions, including the tender of a majority of the outstanding shares of Morphic’s common stock.

11.	What happens between now and close?

Between the signing and closing, Morphic and Lilly remain separate independent companies, and Morphic will continue to run its business as usual. Under federal law, Morphic and Lilly are restricted from engaging in joint operations until the transaction has been approved by the antitrust authorities. There will be no changes to the Morphic organizational structure until the transaction is completed. Having said that, as is customary in these types of transactions, the merger agreement with Lilly requires that we obtain their consent before we take certain actions that are viewed as extraordinary and outside of the ordinary course of our business. If you are involved in contract discussions or other decisions that you think are not ordinary courses, either because they are bigger than usual or different from the norm, please contact your manager before you make any commitments.

12.	What does this mean for Morphic consultants?

There is still a lot to work out as we move toward the completion of the transaction. The integration planning is in process, and we expect further clarity over the coming weeks. Until then, it will be business as usual.

13.	Will employees be given severance if they are terminated?

At this time, nothing will change, and no decisions have been made regarding Morphic’s internal organizational structure post-closing. However, Morphic has change-in-control severance programs for all full-time employees that provide severance and COBRA continuation benefits in the event of a termination of employment under certain circumstances. The details for bringing together our organizations will be determined as part of our integration planning process, and we’re committed to keeping you updated as decisions are made.

14.	What happens with our compensation and benefits following the deal close?

The integration planning is in process and until closing occurs, nothing will change. For employees who continue with Lilly, Lilly has agreed to (i) maintain employees’ base salaries and target cash incentive opportunities and (ii) provide comparable benefits under Morphic’s current plans (and/or Lilly’s plans), each in the aggregate, for twelve months following the closing date. We expect further clarity, including specific details on any Lilly compensation packages, in the coming weeks.

15.	What will happen to my stock options and RSUs?

All current Morphic stock options and restricted stock units (“RSUs”) that are unvested will be accelerated and become fully (100%) vested at the closing of the transaction, and holders will be cashed out in the transaction. This means that, shortly following the closing of the transaction, option holders will receive in cash the purchase price of $57.00 per share less the stock option exercise price per share, tax withholdings, and required deductions for each option share held. Employees will not be required to purchase their option shares by a cash payment.

At the same time, holders of RSUs will receive in cash the purchase price of $57.00 per share less tax withholdings and required deductions for each RSU held.

More specifics on this process will be provided in the coming weeks.

16.	Will we receive our 2024 bonuses?

Yes, the 2024 bonuses will be paid to qualifying employees according to the bonus plan and on the timing therein, no later than February 15, 2025.

17.	Can I post about the acquisition on my social media channels?

You should not post information about the acquisition on any social media channels. Doing so may create business and legal risks for you, Morphic, and Lilly. Do not discuss, engage with, or respond to discussions on social media regarding the transaction. You may, however, “like” a post on social media regarding the transaction.

Cautionary Notice Regarding Forward-Looking Statements

This communication contains “forward-looking statements” relating to the proposed acquisition of Morphic by Lilly. Such forward-looking statements include, but are not limited to, the ability of Morphic and Lilly to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, Morphic and Lilly’s beliefs and expectations and statements about the benefits sought to be achieved by Lilly’s proposed acquisition of Morphic, the potential effects of the acquisition on both Morphic and Lilly, and the possibility of any termination of the merger agreement. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should”, “predict”, “goal”, “strategy”, “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These words are intended to identify forward-looking statements. Morphic has based these forward-looking statements on current expectations and projections about future events and trends that it believes may affect the financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs of Morphic, but there can be no guarantee that such expectations and projections will prove accurate in the future.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of Morphic’s stockholders will tender their shares in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the tender offer contemplated thereby may not be satisfied or waived; the effects of disruption from the transactions contemplated by the merger agreement on Morphic’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability. Moreover, Morphic operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. Although Morphic believes that the expectations reflected in such forward-looking statements are reasonable, it cannot guarantee future events, results, actions, levels of activity, performance or achievements, business and market conditions, the timing and results of any developments and whether the conditions to the closing of the proposed acquisition are satisfied on the expected timetable or at all. Additional factors that may affect the future results of Lilly and Morphic are set forth in their respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including in each of Lilly’s and Morphic’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks described in this communication and in Lilly’s and Morphic’s filings with the SEC should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Lilly and Morphic undertake no obligation to publicly release any revisions to the forward-looking statements after the date hereof to conform these statements to actual results or revised expectations.

Additional Information about the Acquisition and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Lilly will file with the SEC upon commencement of the tender offer. A solicitation and offer to buy outstanding shares of the Morphic will only be made pursuant to the tender offer materials that Lilly intends to file with the SEC. At the time the tender offer is commenced, Lilly will file with the SEC tender offer materials on Schedule TO and Morphic will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION / RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS OF MORPHIC SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK IN THE TENDER OFFER.

The tender offer materials (including the offer to purchase and the related letter of transmittal), as well as the Solicitation/Recommendation Statement, will be made available to all investors and stockholders of Morphic at no expense to them at Lilly’s website at investor.lilly.com and (once they become available) will be mailed to the stockholders of Morphic free of charge. Copies of the documents filed with the SEC by Morphic will be available free of charge on Morphic’s website, investor.morphictx.com, or by contacting Morphic’s investor relations department at chris.erdman@morphictx.com. The information contained in, or that can be accessed through, Morphic’s and Lilly’s websites is not a part of, or incorporated by reference herein. The tender offer materials (including the offer to purchase and the related letter of transmittal), as well as the Solicitation/Recommendation Statement, will also be made available for free on the SEC’s website at www.sec.gov. In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Lilly and Morphic file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by Lilly and Morphic with the SEC for free on the SEC’s website at www.sec.gov.